June 20, 2011

Brian R. Poole, Esq.
T. Rowe Price Associates, Inc.
100 East Pratt Street
Baltimore, MD 21202

Re: T. Rowe Price Floating Rate Fund, Inc., File Nos. 333-174605 and 811-22557

Dear Mr. Poole:

        We have reviewed the registration statement for T. Rowe Price Floating Rate Fund, Inc.,
filed on Form N-1A with the Securities and Exchange Commission on May 27, 2011, and have
the comments below, which are applicable to each of the prospectuses for the T. Rowe Price
Floating Rate Fund and T. Rowe Price Floating Rate Fund-Advisor Class.

Prospectus

Principal Risks
1. Under the subsection "Credit risk," please insert "(also known as 'junk' securities)" or
    similar language following the disclosure, "Because a significant portion of the fund's
    investments may be rated below investment-grade . . . ."

Tax Information
2. On page 4 of the prospectus, you state the following: "Distributions by the fund . . . may be
    taxed as ordinary income or capital gains unless you invest through an individual retirement
    account, 401(k) plan, or other tax-deferred account." Please add disclosure that fund shares
    may be taxable upon withdrawal from such accounts.

Payments to Broker-Dealers and Other Financial Intermediaries
3. The prospectus states the following on page 4: "If you purchase the fund through a broker-
    dealer or other financial intermediary, the fund and its related companies may pay the
    intermediary **for** the performance of administrative services." (Emphasis added.) This
    sentence does not completely comply with Form N-1A, which prescribes the following
    disclosure: "If you purchase the Fund through a broker-dealer or other financial intermediary
    (such as a bank), the fund and its related companies may pay the intermediary **for the sale of
    Fund shares and** related services." (Emphasis added.) Please explain to the staff the basis
    for excluding such language or revise the disclosure in order to comply with the Form.

More Information about the Fund and Its Investment Risks
4. In the subsection titled "Related Performance Information," the third sentence states the
    following: "Rather, it is a collection of all the **portfolios** managed by T. Rowe Price that
    have investment objectives, policies, and strategies that are substantially similar to those of
    the T. Rowe Price Floating Rate Fund." (Emphasis added.) The disclosure further states that
    "As of March 31, 2011, there was **one portfolio** in the composite." (Emphasis added.) Also,

the table on page 19 is titled as follows: "Prior Performance of Similar **Portfolios** Managed by T. Rowe Price." (Emphasis added.) These statements appear to be contradictory. Please confirm to the staff that the performance includes all accounts that are substantially similar to the fund. If the presentation excludes accounts, the fund should supplementally represent that the exclusion of accounts would not cause the composite performance to be misleading.

5. Confirm whether the standardized SEC method was used to calculate the prior performance. If not, the fund should disclose how the performance was calculated and that the method differs from the standardized SEC method.

Disclosure of Fund Portfolio Information
6. On page 29, the prospectus states that "A description of T. Rowe Price's policies and procedures with respect to the disclosure of portfolio information is in the Statement of Additional Information." If applicable, please also state that this information is available on the fund's website and provide the website address.

Statement of Additional Information

Table of Contents
7. The page reference numbers on the table of contents for Parts I and II appear to be incorrect.

General

8. If the fund intends to use a Summary Prospectus under Rule 498 of the Securities Act of 1933, please provide us your proposed legend required by Rule 498(b)(1)(v) in advance of use.

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

11. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions about these comments, please call me at (202) 551-6769.

Sincerely,

Deborah O'Neal-Johnson
Senior Counsel